

12060056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2012
Washington, DC
123

SEC FILE NUMBER
8- 66305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N. Highway 169, Suite 900
(No. and Street)

Plymouth (City) Minnesota (State) 55441 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth J. Severud (763) 417-1442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Severud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Enhancement Brokerage Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Manager

Title

Notary Public

NICHOLAS C. BEISSEL
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wealth Enhancement Brokerage Services, LLC
Index
December 31, 2011

Page(s)

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

Board of Directors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2011, and the related statements of income, cash flows, and changes in member's equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

March 13, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 250,000
Accounts receivable	556,127
Prepaid expenses	19,373
Total	$ 825,500
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 1,280
Payable to Parent	486,029
Total liabilities	487,309
Member's equity	
Additional paid-in capital	85,000
Retained earnings	253,191
Total member's equity	338,191
Total	$ 825,500

The accompanying notes are an integral part of these financial statements.

Wealth Enhancement Brokerage Services, LLC
Statement of Income
Year Ended December 31, 2011

Commission revenue	$ 18,718,055
Expenses	
Allocations from Parent – commissions and other costs of revenue (Note 3)	8,103,944
Allocations from Parent – broker-dealer fees (Note 3)	477,663
Allocations from Parent – general and administrative (Note 3)	7,674,403
Exchange fees, regulatory fees, licenses, and permits	127,864
Professional services	2,182
Other	2,019
Total expenses	16,388,075
Net income	$ 2,329,980

The accompanying notes are an integral part of these financial statements.

Wealth Enhancement Brokerage Services, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 2,329,980
Adjustments to reconcile net income to net cash provided by operating activities – changes in assets and liabilities	
Accounts receivable	(414,203)
Prepaid expenses	(5,113)
Accounts payable	(292)
Payable to Parent	344,105
Net cash provided by operating activities	$ 2,254,477
Cash flows from financing activities – member distributions	(2,254,477)
Net change in cash	-
Cash	
Beginning of year	250,000
End of year	$ 250,000

The accompanying notes are an integral part of these financial statements.

Wealth Enhancement Brokerage Services, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2011	$ 85,000	$ 177,688	$ 262,688
Net income	-	2,329,980	2,329,980
Member distributions	-	(2,254,477)	(2,254,477)
Balances, December 31, 2011	$ 85,000	$ 253,191	$ 338,191

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business
Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Holdings, LLC ("WEG Holdings"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company is a fully disclosed broker-dealer, which does not receive customer or other securities. The Company has a clearing agreement through Linsco/Private Ledger Corp. (also known as LPL Financial).

Revenue Recognition
The Company derives revenue primarily through commissions on products sold. Revenue is recognized as earned.

Income Taxes
The Company and the Parent are treated as disregarded entities for U.S. federal income tax purposes and, therefore, are treated as branches of WEG Holdings. WEG Holdings is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Regulatory Requirements

The Company is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the Commission's required levels. At December 31, 2011, the Company's net capital of $318,818 was $286,331 in excess of its required net capital of $32,487. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.00 at that date.

The Company claims exemption from Rule 15c3-3 of the Commission under Section (k)(2)(ii) of that rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

3. Related-Party Transactions

The Parent allocates commissions and broker-dealer fees to the Company, for which $8,103,944 and $477,663 were allocated to the Company, respectively, for the year ended December 31, 2011. The allocations approximate the charges incurred by the Parent for similar expenses.

In addition, certain expenses, including occupancy, compensation and other administrative costs, may be paid by the Parent or affiliates, and charged to the Company, During 2011, $7,674,403 of expenses were paid by the Parent and allocated to the Company. At December 31, 2011, $486,029 was payable to the Parent related to these expenses.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

4. Subsequent Events

The Company has evaluated subsequent events through March 13, 2012, the date at which the financial statements were available to be issued.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

We have audited the financial statements of Wealth Enhancement Brokerage Services, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated March 13, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 9 and 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

March 13, 2012

Wealth Enhancement Brokerage Services, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2011 — Schedule g

Net capital		
Total member's equity from the statement of financial condition	$	338,191
Less: Nonallowable assets – prepaid expense		19,373
Net capital	$	318,818
Aggregate indebtedness		
Total liabilities from the statement of financial condition	$	487,309
Computation of net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	32,487
Excess net capital	$	286,331
Ratio of aggregate indebtedness to net capital		1.53 – 1.00

There were no material differences between this computation and that filed by the Company on the Commission's Unaudited Form X-17A-5 filed on January 20, 2012.

Wealth Enhancement Brokerage Services, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2011 — Schedule h

The Company operates on a "fully disclosed basis" under an agreement with an unaffiliated clearing broker. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(ii) of the Rule.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

In planning and performing our audit of the financial statements of Wealth Enhancement Brokerage Services, LLC (Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

March 13, 2012

Wealth Enhancement Brokerage Services, LLC

(SEC I.D. No. 8-66305)

Financial Statements and Supplemental Schedules

December 31, 2011